ICICI Bank Limited
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                                                           Bandra Kurla Complex
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News Release                                                    October 25, 2001


Performance Review of ICICI Bank - half year ended September 30, 2001 : Robust profit growth

The Board of Directors of ICICI Bank Limited (NYSE : IBN) at its meeting held in Mumbai today, approved the audited accounts of the Bank for the half year ended September 30, 2001 (H1-2002). The Board also approved the unaudited US GAAP financial statements of the Bank for H1-2002. Pursuant to the amalgamation of Bank of Madura Limited with ICICI Bank effective March 10, 2001, the financial statements for H1-FY2002 reflect the operations of the merged entity.

Highlights

The highlights of ICICI Bank's performance during H1-2002 compared to the half-year ended September 30, 2000 (H1-2001) are :

o    Profit after tax as per Indian GAAP increased 87 per cent ;

o    Return on average net worth increased to 19.07 per cent (annualised) from
     11.85 per cent ;

o Return on average assets increased to 1.37 per cent (annualised) from 1.29 per cent ;

o    Earnings per share increased to Rs. 11.93 (annualised) from Rs. 7.13 ;

o    Net income as per US GAAP increased 87 per cent ;

o 1.52 per cent market share in deposits and 2.01 per cent market share in customer assets

Results under Indian GAAP

The profit after tax increased by 120 per cent to Rs.66.15 crore in Q2-2002 from Rs. 30.06 crore in Q2-2001. The profit after tax increased by 87 per cent to Rs. 131.4 crore in H1-2002 from Rs. 70.2 crore in H1-2001. The strong profit growth was driven by a 240 per cent increase in other income to Rs. 222 crore in H1-2002 from Rs. 65 crore during H1-2001. Core fee income increased 88 per cent to Rs. 125 crore from Rs. 67 crore. Net interest income increased 60 per cent to Rs. 291 crore from Rs. 181 crore. Cost of deposits decreased to 7.4 per cent compared to 7.9 per cent during H1-2001. The operating expenditure increased by 120 per cent to Rs. 277 crore from Rs. 126 crore, mainly on account of various retail business initiatives taken by ICICI Bank as also due to the full impact of operating



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expenditure in respect of refurbishing and automation of branches taken over from Bank of Madura Limited during the period under review. Business Review :
Growth momentum maintained

ICICI Bank continues to be the leading private sector bank in the country. Deposits grew 80 per cent to Rs. 17,515 crore at September 30, 2001 as against Rs. 9,728 crore at September 30, 2000 and Rs. 16,378 crore at March 31, 2001. The share of ICICI Bank in total deposits of the banking system increased to
1.52 per cent from 0.97 per cent at September 30, 2000. Retail deposits constituted 67 per cent of total deposits, compared to 48 per cent at September 30, 2000, reflecting ICICI Bank's successful retail thrust. Savings deposits registered a robust growth of 159 per cent to Rs. 2,186 crore from Rs. 843 crore at September 30, 2000.

ICICI Bank's customer assets (including credit substitutes) increased 80 percent to Rs. 11,409 crore at September 30, 2001 from Rs. 6,324 crore at September 30, 2000. ICICI Bank's market share in customer assets increased to
2.01 per cent at September 30, 2001 from 1.26 per cent at September 30, 2000. ICICI Bank focuses on building customer relationships and using technology as a key differentiator in its products and services. ICICI Bank continued its focus on maintaining high quality of business with 86 per cent of incremental exposure being to clients rated 'A' and above.

The ratio of net non-performing assets (NPAs) to customer assets was 1.41per cent at September 30, 2001 compared to 1.44 per cent at March 31, 2001. The provisioning coverage against NPAs was 63 per cent at September 30, 2001. The Bank also maintains a general provision of 0.50 per cent on standard assets and a provision for operational risks at 0.50 per cent of the paid-up capital.

Significant growth in customer accounts

During H1-2002, the Bank added about 1.1 million new customer accounts taking the total customer accounts to 4.3 million. The total number of customer accounts includes 2.2 million savings bank accounts. The number of Internet banking accounts increased to 7,46,000.

Multi-channel driven retail customer expansion

To efficiently distribute its products and services, ICICI Bank has developed multiple access channels comprising lean brick and mortar branches, automated teller machines (ATM), call centers and Internet banking. At September 30, 2001, the Bank had a network of 357 branches and 39 extension counters. Its network of 601 ATMs is the largest, for a single bank, in the country. Customers in 37 cities can now access account information over the telephone. These investments in channel infrastructure have enabled ICICI Bank to achieve rapid growth in its retail business.


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Capital adequacy

ICICI Bank's total capital adequacy ratio at September 30, 2001 was 13.00 per cent, of which Tier I capital constituted 10.25 per cent.

Results under US GAAP

ICICI Bank's net income increased to Rs. 113.46 crore for H1-2002 from Rs.60.68 crore for H1-2001, registering a growth of 87 per cent. Net interest income increased 69 per cent to Rs. 302.42 crore in H1-2002 from Rs. 178.50 crore in H1-2001.

The summary of the audited accounts for H1-2002 under Indian GAAP and the unaudited accounts under US GAAP is enclosed.

For further queries on results, please contact :

          Chanda D. Kochhar - (91)-22-653 6816 or 653 7487
          Nachiket Mor - (91)-22-653 8900 or 653 8974
          G. Venkatakrishnan - (91)-22-653 8516 or  653 8529

For investors' queries, contact :
          Bhashyam Seshan
                      Phone  : (91)-22-653 8420 or 653 7460
                      e-mail  :  bhashyams@icicibank.com

Note :  (a) Rs. = Indian Rupees              (b)  1 crore = 10 million
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Except for the historical information contained herein, statements in this
Release which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

October 25, 2001